PRUDENTIAL INVESTMENT PORTFOLIOS 7

PGIM Jennison Value Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of October 2024 between Prudential Investment Portfolios 7 (PIP 7), on behalf of its series, PGIM Jennison Value Fund (the Fund), and PGIM Investments LLC (the Manager).

WHEREAS, PIP 7 and the Manager have mutually agreed to reduce the management fee rate pursuant to which PIP 7 compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.Effective as of October 1, 2024 the management fee rate schedule appearing in Schedule A to the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.44% of average daily net assets up to $1 billion;

0.42% of average daily net assets from $1 billion to $3 billion; 0.40% of average daily net assets from $3 billion to $5 billion; 0.39% of average daily net assets from $5 billion to $10 billion; 0.38% of average daily net assets over $10 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 7

By: /s/ Scott E. Benjamin

Name: Scott E. Benjamin

Title: Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker

Name: Stuart S. Parker

Title: Vice President